SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        Commission File Number 000-23901

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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

(Check One):    [ X ]  Form 10-K        [    ] Form 20-F       [    ]  Form 11-K      [   ]  Form 10-Q
                [   ]  Form N-SAR       [    ] Form N-CSR
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                     For the Period Ended: December 31, 2005

[     ]  Transition Report on Form 10-K
[     ]  Transition Report on Form 20-F
[     ]  Transition Report on Form 11-K
[     ]  Transition Report on Form 10-Q
[     ]  Transition Report on Form N-SAR

For the Transition Period Ended:   Not Applicable
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                                               --------------


                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant:   GSV, Inc.
                           ---------

Former Name if Applicable:
                          ---------

Address of Principal Executive Office (Street and Number):   191 Post Road West
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City, State and Zip Code:   Westport, Connecticut 06880
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                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
 [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant encountered delays in transmitting its EDGARized Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and, as a consequence, the Registrant was not able to file the report by the EDGAR filing cut-off time of 5:30 p.m. on March 31, 2006. The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 was filed at 5:35 p.m. on March 31, 2006, the filing deadline date. However, because such Annual Report was filed 5 minutes after the 5:30 p.m. EDGAR filing cut-off time on March 31, 2006, such Annual Report is deemed by the Securities and Exchange Commission to be filed on April 3, 2006, which is one business day after the applicable due date for such filing.


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                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification: Gilad Gat (203) 221-2690.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

          Revenues in the year ended December 31, 2005 consisted primarily of royalty payments from the Registrant's working interests in two oil and gas wells in the state of Louisiana. Revenues increased by 65.6%, or $282,908, to $714,084 in 2005 from $431,176 in the year ended
          December 31, 2004. The increase in revenues for 2005 is primarily a result of the increase in production in the two wells in Louisiana and the increase in oil and gas prices.

          Loss from operations decreased by 80.1%, or $420,157, to $104,167, in the year ended December 31, 2005, or ($0.02) per basic and diluted common share, from $524,324 in the prior year, or ($0.07) per basic and diluted common share. Net loss available to common stockholders in the year ended December 31, 2005, was $104,729, or ($0.02) per basic and diluted common share, as compared to $534,709, or ($0.07) per basic and diluted common share, in the prior year.


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     GSV,  Inc. has caused this  notification  to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 3, 2006                    By: /s/ Gilad Gat
                                            -------------
                                            Name:      Gilad Gat
                                            Title:     Chief Executive Officer,
                                                       Chief Financial Officer
                                                       and President


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